UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Baker Hughes, a GE company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Christoph A. Pereira
Vice President, Chief Risk Officer and Chief Corporate Counsel
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210
617-443-2952

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Waajid Siddiqui
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ⬜.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⬜ (b) ⬜
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		⬜
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 377,427,884
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,427,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,427,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		⬜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)       Based on 649,140,143 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Baker Hughes, a GE company, a Delaware corporation (“BHGE” or the “Issuer”), outstanding as of September 6, 2019 (as adjusted to give effect to the transactions effected September 16, 2019, in connection with the Second Secondary Offering and the Second Secondary Repurchase (each as defined in the Amended Schedule 13D) (the “September 16 Transactions”)), and 377,427,884 shares of Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), of BHGE, outstanding as of September 6, 2019 (as adjusted to give effect to the September 16 Transactions).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS GE Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⬜ (b) ⬜
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		⬜
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		⬜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)       Based on 649,140,143 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of September 6, 2019 (as adjusted to give effect to the September 16 Transactions), and 377,427,884 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of September 6, 2019 (as adjusted to give effect to the September 16 Transactions).

SIP No. 05722G 100	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS GE Oil & Gas US Holdings IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⬜ (b) ⬜
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		⬜
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		⬜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)       Based on 649,140,143 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of September 6, 2019 (as adjusted to give effect to the September 16 Transactions), and 377,427,884 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of September 6, 2019 (as adjusted to give effect to the September 16 Transactions).

SIP No. 05722G 100	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS GE Holdings (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⬜ (b) ⬜
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		⬜
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		⬜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)       Based on 649,140,143 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of September 6, 2019 (as adjusted to give effect to the September 16 Transactions), and 377,427,884 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of September 6, 2019 (as adjusted to give effect to the September 16 Transactions).

SIP No. 05722G 100	SCHEDULE 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS GE Oil & Gas US Holdings I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⬜ (b) ⬜
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		⬜
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 377,427,884
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 377,427,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,427,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		⬜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)       Based on 649,140,143 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of September 6, 2019 (as adjusted to give effect to the September 16 Transactions), and 377,427,884 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of September 6, 2019 (as adjusted to give effect to the September 16 Transactions).

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2017 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on June 27, 2018 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 13, 2018 (“Amendment No. 3”). Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on August 2, 2019 (“Amendment No. 6”), and Amendment No. 7 to Schedule 13D filed by the Reporting Persons on September 10, 2019 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Amended Schedule 13D”) with respect to the Class A Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented by adding the following sentence:

“On September 16, 2019, the Selling Stockholders completed the sale of 132,250,000 shares of Class A Common Stock (after the exchange of an equal number of Paired Interests into Class A Common Stock) in connection with the Second Secondary Offering, and the sale of 11,865,211 Paired Interests in connection with the Second Secondary Repurchase (the Second Secondary Repurchase, together with the Second Secondary Offering, the “Second Secondary Transactions”).

As a result of the Second Secondary Transactions, the Trigger Date has occurred, and as a result, GE’s right to designate a majority of directors for nomination to the BHGE Board has terminated.  Accordingly, Jamie S. Miller and James J. Mulva, each nominated to the BHGE Board by GE, have submitted their letters of resignation from the BHGE Board, and John G. Rice will remain on the BHGE Board as the sole GE Designee.  BHGE waived (the “Waiver”) the requirement under the A&R Stockholders Agreement, as amended, that Messrs. Lorenzo Simonelli and W. Geoffrey Beattie resign from the BHGE Board, and both will continue to serve on the BHGE Board but will not be GE Designees. In addition, prior to the completion of the Second Secondary Offering GE executed and delivered to BHGE an action by written consent of stockholders (the “Second Secondary Written Consent”) approving the change of BHGE’s corporate name to “Baker Hughes Company” and an amendment and restatement of BHGE’s amended and restated certificate of incorporation to give effect thereto.

The foregoing summary of the terms of the Second Secondary Written Consent is not a complete description thereof and is qualified in its entirety by the full text of such consent, which is filed as Exhibit 99.19 hereto and incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Section (a) of Item 5 of the Amended Schedule 13D is hereby amended as follows:

The first paragraph under Section (a) of Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)  Based on the most recent information available, the aggregate number and percentage of the Class A Common Stock (the securities identified pursuant to Item 1 of this Amendment (that are beneficially owned by each of the Reporting Persons as of the date of the Amendment is set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based on the Issuer’s information as of September 6, 2019 (as adjusted to give effect to the exchange of Paired Interests for shares of Class A Common Stock in connection with the Second Secondary Offering and the retirement of shares of Class B Common Stock in connection with the Second Secondary Repurchase), resulting in 377,427,884 shares of Class B Common Stock and 649,140,143 shares of Class A Common Stock outstanding and, assuming the exchange of all Paired Interests into Class A Common Stock, a total of 1,026,568,027 shares of Class A Common Stock on a fully exchanged basis.”

Section (c) of Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

“(c)  On September 16, 2019, GE completed the sale of 132,250,000 shares of Class A Common Stock (after the exchange of an equal number of Paired Interests into Class A Common Stock) in connection with the Second Secondary Offering and, immediately following the closing of the Second Secondary Offering, one of GE’s affiliates completed the sale to BHGE of 11,865,211 Paired Interests in connection with the Second Secondary Repurchase, at a price per Paired Interest equal to the price per share at which the underwriters purchased shares of Class A Common Stock from the Selling Stockholders in the Second Secondary Offering and an aggregate purchase price of $249,999,995.77.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby supplemented by adding the following:

“On September 11, 2019, in connection with the Second Secondary Offering, GE and BHGE entered into an Underwriting Agreement (the “Second Underwriting Agreement”) with J.P. Morgan Securities LLC, as the representative of the several underwriters named in Schedule II thereto (together, the “Second Secondary Underwriters”).  Pursuant to the Second Underwriting Agreement, GE agreed to sell 115,000,000 shares of Class A Common Stock to the Second Secondary Underwriters at a price of $21.07 per share (the price to the public of $21.50 per share, less underwriting discounts and commissions of $0.43 per share), and also granted to the Second Secondary Underwriters an option to purchase up to an additional 17,250,000 shares of Class A Common Stock (the “Second Secondary Option Shares”), which option was exercised in full on September 12, 2019. This transaction, including the exercise by the Second Secondary Underwriters of the option to purchase the Second Secondary Option Shares, closed on September 16, 2019. Such shares of Class A Common Stock were delivered upon exchange by GE or one of its affiliates of an equal number of shares of Class B Common Stock of BHGE pursuant to the Exchange Agreement.

In connection with the Second Secondary Offering, GE, on behalf of itself and its subsidiaries (other than BHGE and its subsidiaries) also executed and delivered a lock-up letter (the “Second Lock-Up Letter”) to the Second Secondary Underwriters, pursuant to which and subject to specified exceptions, including the Second Secondary Repurchase, they have agreed not to, without the consent of the Second Secondary Underwriters, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of any class of stock of BHGE or any limited liability company units or other membership interests of BHGE LLC (collectively, “BHGE securities”) or any other securities convertible into or exercisable or exchangeable for any BHGE securities (“restricted securities”); (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any BHGE securities, whether any such transaction described in (a) or (b) is to be settled by delivery of BHGE securities or such other securities, in cash or otherwise; (c) file any registration statement with the SEC relating to the offering of any restricted securities; or (d) make certain public announcements with respect to any of the foregoing transactions, in each case for a period of 90 days after September 11, 2019.

The foregoing summaries of the terms of the Second Underwriting Agreement and the Second Lock-Up Letter are not complete descriptions thereof and are qualified in their entirety by the full text of such agreements, which are filed as Exhibit 99.20 and Exhibit 99.21 hereto, respectively, and incorporated herein by reference.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 13, 2017)

Exhibit 99.2

Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc. (incorporated by reference to Annex A to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.3	Exhibit 99.3 Amendment, dated as of March 27, 2017, to the Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc., Bear MergerSub, Inc., BHI Newco, Inc. and Bear MergerSub 2, Inc. (incorporated by reference to Annex A-II to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.4	Amended and Restated Stockholders Agreement, dated as of November 13, 2018, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.5	Amended and Restated Limited Liability Company Agreement, dated as of July 3, 2017, among the Reporting Persons, EHHC NewCo, LLC, CFC Holdings, LLC and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.6	Exchange Agreement, dated as of July 3, 2017, among the Reporting Persons, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.3 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.7	Registration Rights Agreement, dated as of July 3, 2017, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.2 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.8	Tax Matters Agreement, dated as of July 3, 2017, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer (incorporated by reference to Exhibit 10.5 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017), as clarified by the Tax Matters Agreement Term Sheet, dated as of November 13, 2018, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer and attached as an exhibit to the Master Agreement

Exhibit 99.9	Master Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.10	Equity Repurchase Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013306))

Exhibit 99.11	Underwriting Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to Baker Hughes, a GE company’s Form 8-K filed on November 16, 2018)

Exhibit 99.12	Lock-Up Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 99.12 to the Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018)

Exhibit 99.13	Letter from General Electric Company to the Issuer, dated June 27, 2019 (incorporated by reference to Exhibit 99.13 to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019)

Exhibit 99.14	Action by Written Consent of Stockholders of the Issuer, dated June 27, 2019 (incorporated by reference to Exhibit 99.14 to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019)

Exhibit 99.15	Omnibus Agreement, dated July 31, 2019, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.16	Amended and Restated Registration Rights Agreement, dated July 31, 2019, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.12 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.17	Amendment to the Amended and Restated Stockholders Agreement, dated July 31, 2019, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.15 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.18	Fifth Equity Repurchase Agreement, dated September 9, 2019, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on September 10, 2019)

Exhibit 99.19	Action by Written Consent of Stockholders of the Issuer, dated September 11, 2019*

Exhibit 99.20	Underwriting Agreement, dated September 11, 2019, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representative of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to Baker Hughes, a GE company’s Form 8-K filed on September 16, 2019)

Exhibit 99.21	Lock-Up Letter, dated September 11, 2019, from General Electric Company to J.P. Morgan Securities LLC, as the representative of the several underwriters named in Schedule II to the Underwriting Agreement*

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2019

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
	Name:	Christoph A. Pereira
	Title:	Vice President, Chief Risk Officer and Chief Corporate Counsel

GE INVESTMENTS, LLC

By:	/s/ Victoria Vron
	Name:	Victoria Vron
	Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS IV, INC.

By:	/s/ Victoria Vron
	Name:	Victoria Vron
	Title:	Vice President & Secretary

GE HOLDINGS (US), INC.

By:	/s/ Victoria Vron
	Name:	Victoria Vron
	Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
	Name:	Victoria Vron
	Title:	Vice President & Secretary